

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Via E-mail
Josh Hirsberg
Senior Vice President, Chief Financial Officer
and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169

> **Re:** **Boyd Gaming Corporation**
> **Registration Statement on Form S-4**
> **Filed March 22, 2013**
> **File No. 333-187468**

Dear Mr. Hirsberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that you must resolve all outstanding comments issued in connection with our review of your Form 10-K for the fiscal year ended December 31, 2011. We will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our outstanding comments.

2.   We note that the Form 10-K you filed on March 18, 2013, for the fiscal year ended December 31, 2012, incorporates the officer and director information from a proxy statement that has not yet been filed. Please note that we will not be in a position to declare this registration statement effective until you have filed your definitive proxy statement or filed an amended Form 10-K containing such information. Please refer to Securities Act Forms, Compliance and Disclosure Interpretation 123.01 (Feb. 27, 2009).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 if you have any questions.

Sincerely,

/s/ Stacie Gorman

Stacie Gorman
Attorney-Advisor

cc: Brandon C. Parris, Esq. (Via E-mail)